UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
(Exact name of registrant as specified in its charter)

Rua Dr. Renato Paes de Barros, 1017, 4th floor
04530-001 São Paulo, SP, Brazil
 +55-11-2122-1414
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares (represented by American Depositary Shares (evidenced by
American Depositary Receipts), with each American Depositary Share representing 1 (one) underlying Common Share)

Preferred Shares (represented by American Depositary Shares (evidenced by
American Depositary Receipts), with each American Depositary Share representing 1 (one) underlying Preferred Share)

Guaranty for the R$300,000,000 9.500% Notes due 2017
issued by AmBev International Finance Co. Ltd.
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☒ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

ITEM 1. EXCHANGE ACT REPORTING HISTORY

A.  Companhia de Bebidas das Américas - Ambev, or Old Ambev, first became obligated to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, in September 2000.

B.  Old Ambev has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the Securities and Exchange Commission, or the Commission, for the 12 months preceding the filing of this Form 15F.  In addition, Old Ambev has regularly filed annual reports under Section 13(a), including its annual report on Form 20-F for the year ended December 31, 2012, filed with the Commission on April 30, 2013.

ITEM 2. RECENT UNITED STATES MARKET ACTIVITY

Not applicable.

ITEM 3. FOREIGN LISTING AND PRIMARY TRADING MARKET

A.  The primary trading market for Old Ambev’s common shares was the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, which is located in the city of São Paulo, Brazil.  The Old Ambev common shares were also listed and traded in the form of American Depositary Shares, or ADSs (each of which represented one Old Ambev common share), on the New York Stock Exchange, or the NYSE.

The primary trading market for Old Ambev’s preferred shares was the NYSE, where they traded in the form of ADSs, each of which represented one Old Ambev preferred share.  The Old Ambev preferred shares were also listed and traded on the BM&FBOVESPA.

The primary trading market for the R$300,000,000 9.500% Notes due 2017 issued by AmBev International Finance Co. Ltd. and formerly guaranteed by Old Ambev, or the Notes, is the Euro MTF market of the Luxembourg Stock Exchange, which is located in Luxembourg City, in the Grand Duchy of Luxembourg.

B.  Old Ambev’s common and preferred shares started to trade on the BM&FBOVESPA on September 17, 1999.  ADSs representing those shares started to trade on the NYSE on September 15, 2000.  Old Ambev’s common and preferred shares last traded on the BM&FBOVESPA, and on the NYSE in the form of ADSs, through November 8, 2013, which was the date on which the stock swap merger of Old Ambev with its then direct controlling shareholder, Ambev S.A., or Newbev, was consummated, as a result of the exchange of each outstanding Old Ambev common and preferred share not held by Newbev (including in the form of ADSs) for five newly issued Newbev common shares (including in the form of ADSs).  Upon the consummation of the referred stock swap merger, Old Ambev became a wholly-owned subsidiary of Newbev, resulting in the cessation of all trading activity in the Old Ambev common and preferred shares.

The Notes started to trade on the Euro MTF market of the Luxembourg Stock Exchange on March 31, 2009.  With the upstream merger of Old Ambev with and into Newbev on January 2, 2014 and the execution of the first amendment to the guaranty of the Notes on that date, Old Ambev ceased to exist and was succeeded in all of its rights and obligations by Newbev, which assumed the referred guaranty and respective reporting obligations thereunder.

C.  For the 12-month period ended November 8, 2013 (the last trading date of the Old Ambev common and preferred shares), 89.6% of the trading volume in the Old Ambev common shares and 40.3% of the trading volume in the Old Ambev preferred shares occurred in Brazil on the BM&FBOVESPA.  All of the trading volume in the Notes occurs in Luxembourg on the Euro MTF market of the Luxembourg Stock Exchange, as those securities are listed exclusively on that exchange.

ITEM 4. COMPARATIVE TRADING VOLUME DATA

Not applicable.

ITEM 5. ALTERNATIVE RECORD HOLDER INFORMATION

Not applicable.

ITEM 6. DEBT SECURITIES

Not applicable.

ITEM 7. NOTICE REQUIREMENT

On April 4, 2014, Newbev published a notice disclosing the termination of Old Ambev’s duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act by means of a press release distributed through a major financial news wire service in the United States. A copy of the referred notice is attached as Exhibit 99.1 to this Form 15F.

ITEM 8. PRIOR FORM 15 FILERS

Not applicable.

PART II

ITEM 9. RULE 12g3-2(b) EXEMPTION

Not applicable.

PART III

ITEM 10. EXHIBITS

Exhibit 99.1:  Press release: Termination of the U.S. reporting obligations of Companhia de Bebidas das Américas – Ambev.

ITEM 11. UNDERTAKINGS

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)        The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)        Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)        It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ambev S.A., as successor by merger to Companhia de Bebidas das Américas – Ambev, has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Ambev S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

AMBEV S.A., as successor by merger to
COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

By: /s/ João Mauricio Giffoni de Castro Neves

Name: João Mauricio Giffoni de Castro Neves

Title: Chief Executive Officer

By: /s/ Nelson José Jamel

Name: Nelson José Jamel

Title: Chief Financial Officer

Dated: April 4, 2014